manatt manatt | phelps | phillips	Ben D. Orlanski Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4126 E-mail: BOrlanski@manatt.com

December 23, 2016

VIA EDGAR

Jan Woo, Legal Branch Chief Office of Information Technologies and Services

Ivan Griswold, Staff Attorney

Gabriel Eckstein, Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	Digital Turbine, Inc.

Registration Statement on Form S-1

Filed October 28, 2016

File No. 333-214321

Ladies and Gentlemen:

On behalf of Digital Turbine, Inc., a Delaware corporation (the “Company”), we are hereby providing the Company’s response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter (the “Comment Letter”) to William Stone of the Company, dated November 23, 2016 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For convenience of reference, the Staff’s comment contained in the Comment Letter is reprinted below in italics, and is followed by the response of the Company.

STAFF COMMENT:

1. You seek to register certain notes, warrants and underlying common stock initially issued to BTIG, LLC on September 28, 2016. You also state that BTIG, LLC has resold these securities to the selling shareholders. We note, however, that you have not yet identified the selling shareholders in your registration statement. Please tell us when the transaction in which the selling shareholders acquired their shares was completed.

COMPANY RESPONSE:

The selling securityholders are now identified in the registration statement. The transaction in which these selling securityholders acquired their securities was completed on or about September 28, 2016 (the settlement date of the offering), according to the knowledge of BTIG, LLC.

manatt manatt | phelps | phillips

Jan Woo

Ivan Griswold

Gabriel Eckstein

December 23, 2016

The Company has amended the Registration Statement to update other disclosures, in addition to addressing the comment raised in the Comment Letter.

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We thank the Staff for its attention to the Company’s filing. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 310-312-4126.

Very truly yours,

/s/ Ben D. Orlanski

Ben D. Orlanski

cc:	William Stone, Digital Turbine, Inc.

Barrett Garrison, Digital Turbine, Inc.

Matthew S. O’Loughlin, Manatt, Phelps & Phillips, LLP